Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-174746
Supplementing the Preliminary
Prospectus Supplement dated June 22, 2011
(To Prospectus dated June 6, 2011)
PRICING TERM SHEET
DATED JUNE 24, 2011
INSULET CORPORATION
1,153,420 SHARES OF COMMON STOCK
The information in this pricing term sheet supplements Insulet Corporation’s preliminary prospectus supplement dated June 22, 2011 (the “Preliminary Prospectus Supplement”) and the accompanying prospectus dated June 6, 2011 (the “Prospectus”) relating to the offering by certain stockholders of Insulet Corporation (the “selling stockholders”) of Insulet Corporation common stock, $0.001 par value per share (the “Common Stock”), and supersedes the information in the Preliminary Prospectus Supplement and the Prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplement and the Prospectus. In all other respects, this term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement, including all other documents incorporated by reference therein, and the Prospectus. References to “we,” “our,” “us” and “the Company” refer only to Insulet Corporation and not to its consolidated subsidiaries. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars.

Securities:	Common Stock

Ticker	PODD

Public offering price:	$19.77 per share / $22,803,113.40 total

Underwriting discount:	$1.1862 per share / $1,368,186.80 total

Sole Book-running manager:	J.P. Morgan Securities LLC

Lead manager:	Canaccord Genuity Inc.

Pricing date:	June 23, 2011

Trade date:	June 24, 2011

Expected settlement date:	June 29, 2011 (T+3)

Listing:	The NASDAQ Global Market

Convertible Notes Offering:	Concurrently with this offering, we are making a public offering of $125 million principal amount of convertible senior notes (the “convertible notes”) (or up to $143.75 million principal amount of such convertible notes if the underwriter for such offering exercises its over-allotment option in full) by means of a separate prospectus. The consummation of this offering of Common Stock by the selling stockholders and the concurrent convertible notes offering are not contingent on each other.

Net proceeds:	We will not receive any proceeds from the offering of shares by the selling stockholders. We estimate that the net proceeds from the concurrent convertible notes offering will be approximately $120.8 million (or $139.0 million if the underwriter exercises its option to purchase additional convertible notes in full), after deducting the underwriter’s discounts and estimated offering expenses from the offering of the convertible notes. In addition, pursuant to the terms of the Acquisition Agreement (as defined in the Preliminary Prospectus Supplement), we have agreed to reimburse the selling stockholders for underwriters’ discounts and pay expenses related to this offering, which we estimate will amount to $1.5 million.

Use of proceeds:	We will use approximately $85 million of the net proceeds from the concurrent convertible notes offering to purchase approximately $70 million face amount of our outstanding 5.375% convertible senior notes due 2013 pursuant to individually negotiated transactions through J.P. Morgan Securities LLC as our agent concurrently with the concurrent convertible notes offering. We intend to use the remainder of the net proceeds from such offering for general corporate purposes.

Capitalization
The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2011:
•	on an actual basis,

•	on a pro forma basis to give effect to the consummation of the Acquisition as if it had occurred on March 31, 2011; and

•	on a pro forma as adjusted basis to give effect to the sale of the convertible notes by us in the concurrent convertible notes offering (assuming the underwriter for such offering does not exercise its option to purchase additional convertible notes), the application of the net proceeds therefrom as described in “Use of proceeds” in this pricing term sheet, the consummation of the Acquisition and the offering by the selling stockholders.
You should read this table in conjunction with “Use of proceeds” and “Unaudited pro forma condensed combined financial statements” in the Preliminary Prospectus Supplement as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto, each of which is incorporated by reference into the Preliminary Prospectus Supplement from our Quarterly Report on Form 10-Q for the three months ended March 31, 2011 and Neighborhood Diabetes’ consolidated financial statements and related notes thereto, incorporated by reference into the Preliminary Prospectus Supplement from our Current Report on Form 8-K, filed by us with the SEC on June 7, 2011.

	As of March 31, 2011
		Pro forma for	Pro Forma as
(in thousands, except share amounts)	Actual	the acquisition	Adjusted

Cash and cash equivalents	$104,488	$66,696	$100,941	(1)

5.375% convertible senior notes due 2013(2)(3)	85,000	85,000	15,000
Convertible notes offered in the concurrent convertible notes offering(3)	—	—	125,000
Other long-term liabilities(4)	1,492	1,581	1,581
Stockholders’ equity:
Preferred stock, $0.001 par value per share; 5,000,000 shares authorized; no shares issued and outstanding, actual, pro forma for the Acquisition and pro forma as adjusted	—	—	—
Common stock, $0.001 par value per share; 100,000,000 shares authorized; 45,829,569 shares issued and outstanding, actual; 47,027,200 shares issued and outstanding, pro forma for the Acquisition and pro forma as adjusted	46	47	47
Additional paid-in capital	453,435	477,865	477,757
Accumulated deficit	(393,701)	(397,166)	(397,166)

Total stockholders’ equity	59,780	80,746	80,638

Total capitalization	$146,272	$167,327	$222,219

(1)	Includes the estimated net proceeds of the sale of the convertible notes in the concurrent convertible notes offering (net of underwriter’s discounts and estimated offering expenses from the offering of the convertible notes as described in “Net proceeds” in this pricing term sheet) of $120.8 million. We intend to use approximately $85 million of the net proceeds of the concurrent convertible notes offering to purchase approximately $70 million face amount of our outstanding 5.375% convertible senior notes due 2013 concurrently with such offering pursuant to individually negotiated transactions, and to use the remainder of the net proceeds from the convertible notes offering for general corporate purposes. In addition, this reflects our reimbursement of estimated underwriting discounts and expenses approximately $1.5 million in connection with this offering.

(2)	In June 2008, we privately placed $85.0 million of our 5.375% convertible senior notes due 2013. See “Description of other material indebtedness.”

(3)	In accordance with ASC 470-20, convertible debt that may be wholly or partially settled in cash is required to be separated into a liability and an equity component, such that interest expense reflects the issuer’s non-convertible debt interest rate. Upon issuance of the convertible notes pursuant to the concurrent convertible notes offering, a debt discount will be recognized as a decrease in debt and an increase in equity. The debt component will accrete up to the principal amount over the expected term of the debt. ASC 470-20 does not affect the actual amount that we are required to repay, and the amount shown in the table above for our 5.375% convertible senior notes due 2013 and the convertible notes offered in the concurrent convertible notes offering is the aggregate principal amount of the convertible notes and does not reflect the debt discount, fees and expenses that we have recognized with respect to our 5.375% convertible senior notes or will be required to recognize with respect to the convertible notes offered in the concurrent convertible notes offering.

(4)	Represents the non-current portion of an agreement fee we received in March 2008 in connection with an amendment to the development and license agreement between us and Abbott Diabetes Care, Inc. See note 2 to our consolidated financial statements for the three month period ended March 31, 2011 incorporated by reference herein. The “pro forma” adjustment represents the fair value of the potential additional cash consideration required under the terms of the Acquisition Agreement.

This communication shall not constitute an offer to sell or the solicitation of any offer to buy, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.
The Issuer has filed a registration statement (including a prospectus dated June 6, 2011 and a preliminary prospectus supplement dated June 22, 2011) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement dated June 22, 2011 and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained from J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood NY 11717, Attention: Prospectus Department, or by calling (866) 803-9204.
This communication should be read in conjunction with the prospectus dated June 6, 2011 and the preliminary prospectus supplement dated June 22, 2011. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent inconsistent with the information in such preliminary prospectus supplement and the accompanying prospectus.

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